X-Cal Resources Ltd.

PO Box 48479, Bentall Centre, Vancouver BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740
www.x-cal.com

DELIVERED BY MAIL


03024361

June 26, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 – 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

To Whom It May Concern:

RE: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated June 26, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair
/km

encl

7/9

X-Cal Resources Ltd.

TSX/XCL **June 26, 2003**

News Release

Kinross Elects to Participate in New Sleeper Claims

Kinross Gold Corporation has elected to participate in ten new mineral claims staked by X-Cal Resources Ltd. located in the Sleeper Gold District, Humboldt County, Nevada.

Upon receipt of funds from Kinross, X-Cal will transfer the new mineral claims to Sleeper Mining Company, LLC, which is the company formed by X-Cal and Kinross to hold their mineral interests in the Sleeper area.

X-Cal has the right to purchase the entire Kinross interest in Sleeper Mining Company, LLC, valid until December 30, 2003. By exercising that right, X-Cal could regain 100% interest in the new claims. (X-Cal currently owns 50% of the joint venture company.)

In addition to the claims held jointly with Kinross in Sleeper Mining Company, LLC, X-Cal also holds 100% of 4,800 acres of mineral claims in the Sleeper Gold District that are independent of its agreements with Kinross. Exploration of the Sleeper Gold Property by X-Cal is ongoing.

Shawn Kennedy
President

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 ***Fax: (604) 688-7740***

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.